

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02046837

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002



_____Bank of Montreal_____
(Translation of registrant's name into English)

1 First Canadian Place
Toronto, Ontario M5X 1A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____   Form 40-F__X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No.__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 BMO Financial Group

News

BMO Financial Group Declares Dividend

TORONTO, July 23, 2002 –The Board of Directors of BMO Financial Group today declared a quarterly dividend of 30 cents a share on paid-up common shares of BMO for the third quarter of fiscal year 2002, unchanged from the previous quarter.

For the current quarter, the board also declared a dividend of 34.6875 cents a share on paid-up Class B Preferred Shares Series 3, a dividend of 30.00 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Class B Preferred Shares Series 6, and a dividend of U.S. 37.1875 cents a share on paid-up Class B Preferred Shares Series 10 of BMO.

The dividend on the common shares is payable August 29 to shareholders of record on August 2. The dividend on the preferred shares is payable August 26 to shareholders of record on August 2.

-30-

Contacts:
Ralph Marranca, Toronto, (416) 867-3996
Lucie Gosselin, Montreal, (514) 877-1101

Internet: www.bmo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank of Montreal

Date: July 23, 2002

By _____

Sharon Sandall
Senior Assistant Secretary and
Shareholder Services Manager

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